Filed pursuant to Rule 425

Registration No. 811-23693

Puerto Rico Residents Tax-Free Fund V, Inc.

Puerto Rico Residents Tax-Free Fund V, Inc. Announces
Path to Anticipated Expansion of Shareholder Liquidity Options

SAN JUAN, Puerto Rico, October 22, 2026 -- Puerto Rico Residents Tax-Free Fund V, Inc. (the "Fund"), a Puerto Rico unlisted corporation registered as a non-diversified closed-end management investment company under the Investment Company Act of 1940, as amended, announced today that, in connection with its ongoing review of options to provide better liquidity, value, and operational efficiencies for Fund shareholders, the Fund’s board of directors (the “Board”) is continuing to pursue alternatives to the Fund’s existing closed-end fund structure.

The Fund’s shares are not listed on any stock exchange, but the Board understands that the shares are sold from time to time in isolated transactions and that those transactions have recently taken place at prices below the Fund’s net asset value per share. In light of the continued limited opportunities to buy and/or sell Fund shares and the persistent discount at which the Board believes those transactions occur, the Board unanimously agreed that it is in the best interests of shareholders to seek to provide liquidity at or near net asset value as soon as practicable.  The Fund currently believes that a reorganization of the Fund with and into an open-end fund (a “merger”) may present an attractive option for providing that liquidity.  Any merger would be subject to, among other conditions, approval by the Board of definitive terms, the effectiveness of a registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”), and approval by the Fund’s shareholders.

While the Fund is actively pursuing such a merger, however, the Board has also unanimously determined that if the Fund is unable to hold a shareholder meeting before the end of the second quarter of 2027, other than due to circumstances beyond the Fund’s control, then the Fund will seek shareholder approval to liquidate or in some other way to return to shareholders the value of substantially all of the Fund’s assets. Any liquidation would require the Fund to obtain shareholder approval at a shareholder meeting held for that purpose. There can be no assurance that shareholders will approve any merger, liquidation, or other transaction or as to the timing of any such approval.

The Board is committed to maximizing shareholder value and liquidity. Information regarding any proposed merger or other alternative will be communicated as appropriate.

For further information, please contact: Liana Loyola, pritff@outlook.com

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Statements made in this release that look forward in time involve risks and uncertainties.  Such risks and uncertainties include, without limitation, the possibility that the Board does not approve definitive terms of a merger; the possibility that the Board determines to pursue a liquidation or other alternative rather than a merger; delays in, or the inability to obtain, the effectiveness of registration statements required to be filed with the SEC; the failure to obtain required shareholder approvals; delays in the timing of, or the inability to hold, a shareholder meeting; the costs of pursuing a merger or other transaction; changes in, or the termination of, the Fund’s investment advisory or other service arrangements; litigation or other actions by shareholders or others; changes in applicable tax law, including Puerto Rico tax law; the adverse effect from a decline in the securities markets or a decline in the Fund's performance, a general downturn in the economy, changes in government policy or regulation, inability of the Fund's investment adviser to attract or retain key employees, inability of the Fund to implement its investment strategy, and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations. The Fund undertakes no obligation to update any forward-looking statement, except as required by law.

In connection with the potential merger described herein, the acquiring open-end fund would file a registration statement on Form N-14 that would include a proxy statement for the Fund and would constitute a prospectus of the acquiring fund.  Other relevant documents may also be filed with the SEC in connection with a merger.  No offering of securities will be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  Any definitive proxy statement/prospectus (if and when available) will be distributed to shareholders of the Fund.  Shareholders of the Fund are urged to read the registration statement, proxy statement/prospectus and other documents filed with the SEC carefully and in their entirety if and when they become available because they will contain important information about the potential merger.  Shareholders will be able to obtain copies of these documents (if and when they become available), free of charge, on the SEC's website at www.sec.gov.

This statement is not intended to and shall not constitute an offer to buy or sell or any solicitation of any offer to buy or sell any securities, or a solicitation of any vote or approval (whether with respect to a potential merger or liquidation of the Fund, or otherwise), nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.